Exhibit (h)(24)
FUND SERVICES AGREEMENT
AGREEMENT made as of September 9, 2009 (the “Effective Date”), by and between RidgeWorth Capital Management, Inc. (“RidgeWorth”) and RidgeWorth Funds, a Massachusetts business trust (the “Trust”), on behalf of each current and future series of the Trust (each, a “Fund”).
WHEREAS, the Trust desires to retain RidgeWorth to render certain services required by the Funds in the manner and on the terms and conditions hereinafter set forth;
NOW THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto and hereinafter set forth, the parties covenant and agree as follows:
1. Provision of Services. Subject to direction of the independent trustees (“Independent Trustees”) of the Trust, RidgeWorth shall review and approve all shareholder reports filed with the Securities and Exchange Commission; provide oversight and management of the Trust’s primary service providers; provide periodic due diligence reviews of the Trust’s primary service providers; coordinate and negotiate all of the contracts and related pricing related to the Trust’s primary service providers; coordinate, perform due diligence, and provide information to the Independent Trustees related to their review and selection of prospective primary service providers to the Trust, including contract negotiations; and coordinate quarterly and special board meetings.
2. Services Fee. Each Fund shall pay RidgeWorth for the services to be provided by RidgeWorth under this Agreement in accordance with, and in the manner set forth in, Schedule A.
3. Duration, Termination and Amendment. The initial term of this Agreement with respect to each Trust is for each is the period from July 1, 2009 through June 30, 2010. Thereafter, with respect to each Fund, this Agreement will automatically renew from year to year provided such continuance is specifically approved by a majority of the Independent Trustees. This Agreement may be terminated by the Board of Trustees thirty (30) days prior to the next renewal period. This Agreement shall automatically and immediately terminate with respect to each Fund if (i) the Adviser no longer serves as investment adviser to such Fund, and (ii) in the event of its “assignment” (as defined in the Investment Company Act of 1940). The termination of this Agreement with respect to any one Fund will not cause its termination with respect to any other Fund.
4. Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Massachusetts (without giving effect to its conflict of law principles) and the applicable provisions of the Investment Company Act of 1940. To the extent that the applicable laws of the State of Massachusetts, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.
5. Entire Agreement. This Agreement contains the entire understanding and agreement of the parties.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

RIDGEWORTH FUNDS		RIDGEWORTH CAPITAL MANAGEMENT, INC.

By:	/s/ Julia Short	By:	/s/ David Eidson

	Julia Short		David Eidson
	President and CEO		Chairman and CEO

SCHEDULE A
TO THE FUND SERVICES AGREEMENT
BETWEEN
RIDGEWORTH CAPITAL MANAGEMENT, INC.
AND RIDGEWORTH FUNDS
As compensation for providing such services, each Fund shall pay an annual fee to RidgeWorth representing a previously agreed portion of the salaries, bonuses and benefits related to the primary employees responsible for delivering such services. The current fee shall be approved by the Board of the Trust and reflected in the minutes of the meeting at which it was approved.
The Services Fee shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly in arrears to RidgeWorth. Services for periods of less than a month shall be prorated.